SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of January 2007
                                          ------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN SHARES
                                -----------------------------------------


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AMVESCAP PLC
IMMEDIATE RELEASE 18 JANUARY 2007
CONTACT: MICHAEL S PERMAN TEL: 020 7065 3942


                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.  Name of company

    AMVESCAP PLC

2.  Name of shareholder having a major interest

    BARCLAYS PLC THROUGH THE LEGAL ENTITIES LISTED BELOW:-
                                                                        Holding
    Barclays Capital Securities Ltd                                    7,788,053
    Barclays Global Investors Japan Trust & Banking                      844,860
    Barclays Private Bank and Trust Ltd                                      800
    Barclays Global Investors, N.A.                                    5,069,254
    Barclays Global Investors Ltd                                      6,636,405
    Barclays Capital Inc                                                 222,000
    Barclays Bank Trust Company Ltd                                        8,219
    Barclays Global Investors Canada Ltd                                  58,628
    Gerrard Ltd                                                          476,611
    Barclays Global Investors Japan Ltd                                   70,235
    Barclays Life Assurance Co Ltd                                     1,109,391
    Barclays Global Fund Advisors                                      3,028,001
                                           GROUP HOLDING              25,312,457

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

    NOTIFICATION IS IN RESPECT OF THE SHAREHOLDERS NAMED IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

    -

5.  Number of shares/amount of stock acquired

    NOT STATED

6.  Percentage of issued class

    NOT STATED

7.  Number of shares/amount of stock disposed

    -

8.  Percentage of issued class

    -

9.  Class of security

    ORDINARY SHARES

10. Date of transaction

    16 JANUARY 2007

11. Date company informed

    18 JANUARY 2007

12. Total holding following this notification

    25,312,457

13. Total percentage holding of issued class following this notification

    3.04%

14. Any additional information

    -

15. Name of contact and telephone number for queries

    MICHAEL S PERMAN
    TEL: 020 7065 3942

16. Name and signature of authorised company official responsible for making this notification

    Michael S Perman
    AMVESCAP PLC
    COMPANY SECRETARY

    Date of notification

    18 JANUARY 2007


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Registered Holder                               Account                  Holding
                                              Designation
Bank of New York                                                          52,603
Barclays Capital Nominees Limited                                        222,000
Barclays Capital Nominees Limited                                      7,159,235
Barclays Global Investors                                              4,559,235
Barclays Global Investors Canada                                          58,628
Barclays Trust Co & Others                                                 4,441
Barclays Trust Co R69                                                      3,778
Durlacher Nominees Ltd                                                   628,818
Gerrard Nominees Limited                        630871                       400
Gerrard Nominees Limited                        652198                     5,000
Gerrard Nominees Limited                        660758                     2,000
Gerrard Nominees Limited                        770101                     6,440
Greig Middleton Nominees Limited (GM1)                                    53,505
Investors Bank and Trust Co.                                           3,028,001
JP Morgan (BGI Custody)                                                6,636,405
JP Morgan (BGI Custody)                                                1,109,391
JPMorgan Chase                                                            49,645
JPMorgan Chase                                                           844,860
JPMorgan Chase Bank                                                       79,897
Mellon Trust - US CUSTODIAN/TRUSTEE                                       26,691
Mitsui Asset Trust and Banking Company Limited                            13,478
Mizuho Trust & Banking Co. Ltd                                             7,112
R C Greig Nominees Limited                                               193,003
R C Greig Nominees Limited GP1                                            18,175
R C Greig Nominees Limited SA1                                            11,053
R C Greig Nominees Limited a/c                   AK1                     138,772
R C Greig Nominees Limited a/c                   BL1                      29,993
R C Greig Nominees Limited a/c                   CM1                      18,270
Reflex Nominees Limited                                                      800
STATE STREET BOSTON                                                      350,828
                                   TOTAL                              25,312,457






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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  18 January, 2007                   By   /s/  Michael S. Perman
      -----------------                   --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary